Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Citizens Banking Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements of Republic Bancorp Inc., Republic Bancorp Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Republic Bancorp Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

August 23, 2006
Detroit, Michigan